Exhibit 1.02

AeroVironment, Inc.

Conflict Minerals Report

For The Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). Please refer to the Rule, Special Disclosure Report on Form SD (“Form SD”) and the 1934 Act Release No. 34-67716 (August 22, 2012) for definitions of the terms used in this Report, unless otherwise defined herein.  This report has been prepared by the management of AeroVironment, Inc. (herein referred to as “AV,” the “Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. It does not include the activities of variable interest entities that are not required to be consolidated.

Company Overview and Summary

We design, develop, produce, support and operate a technologically-advanced portfolio of products and services. We supply unmanned aircraft systems, or UAS, tactical missile systems and related services primarily to organizations within the U.S. Department of Defense, or DoD. We also supply charging systems and services for electric vehicles, or EVs, and power cycling and test systems to commercial, consumer and government customers.

Based on its reasonable country of origin inquiry, AV had reason to believe that necessary conflict minerals in its products may have originated in the Democratic Republic of Congo (“DRC”) or an adjoining country (collectively, the “Covered Countries”).  Therefore, in accordance with the Rule, AV undertook due diligence on the source and chain of custody of its necessary conflict minerals to seek to determine whether its products are “DRC Conflict Free.”  AV designed its due diligence measures to be in conformity, in all material respects, with the nationally recognized due diligence framework in The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplements for gold and for tin, tantalum and tungsten (the “OECD Guidance”). As a result of our due diligence efforts, AV has concluded in good faith that during 2013 its products are “DRC Conflict Undeterminable” (as defined in Form SD).

Description of Company Products

Additional detail on our products is listed below:

Small UAS Products - Our small UAS products consist of an unmanned aerial vehicle, a payload of electro-optical or infrared sensors and a hand-held ground control unit. The unmanned aerial vehicles and ground control stations are powered by modular battery packs.

Global Observer.  Global Observer is our high-altitude, long-endurance unmanned aircraft system.

Tactical Missile Systems — AV’s Switchblade product is a remotely piloted, man-portable delivery weapon delivery system that consists of a small unmanned aerial vehicle with an explosive warhead, launch tube and a ground control station.

Passenger and Fleet Electric Vehicle Charging Systems - We offer a full solution of charging infrastructure for passenger and fleet electric vehicles, including portable level II charging cords, overnight home chargers, public chargers, public fast chargers, installation services, data collection systems and communications through multiple wired and wireless data communications options.

PosiCharge Industrial Electric Vehicle Charging Systems — AV provides charging systems for industrial forklifts, robotic systems and other industrial equipment.

Power Cycling and Test Systems  — We supply a line of power cycling and test systems to research and development organizations that focus on electric propulsion systems, electric generation systems and electricity storage systems. In addition, these systems can emulate any drive train component, enabling the testing of individual components or partial drive trains.

3. Due Diligence Process

3.1 Design of Due Diligence

Our due diligence measures have been designed to conform, in all material respects, with the framework in the OECD Guidance.  The OECD Guidance identifies five steps for due diligence that should be implemented and provides guidance as to how to achieve each step.  Our due diligence process has been designed to address each of these five steps, namely:

•                  establishing strong company management systems regarding conflict minerals;

•                  identifying and assessing risks in our supply chain;

•                  designing and implementing a strategy to respond to identified risks in our supply chain;

•                  utilizing independent third-party audits of supply chain diligence; and

•                  publicly reporting on our supply chain due diligence.

We are a downstream supplier, many steps removed from the mining of tin, tungsten, tantalum and gold (“3TG”).  The components and materials contained in our products are supplied by a large number of suppliers, through multiple tiers of distribution. Furthermore, AV does not buy raw ore or unrefined conflict minerals or make purchases from the Covered Countries.   The origin of the conflict minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other conflict mineral containing derivatives.  The smelters and refiners are the consolidating points for raw ore and are in the best position in the total supply chain to know the origin of the ores.

The OECD Guidance specifies that the requirements for compliance should reflect a company’s position in the supply chain.  In particular, the OECD Guidance states that the implementation of due diligence should be tailored to a company’s activities and relationships and that the nature and extent of due diligence may vary based on a company’s size, products, relationships with suppliers and other factors.  Due to practical difficulties associated with supply chain complexities, the OECD Guidance advises that downstream companies exercise due diligence primarily by establishing controls over their immediate suppliers.  Accordingly, we rely primarily on our “tier 1” (direct) suppliers to provide information with respect to the origin of the conflict minerals contained in the components and materials supplied to us.

3.2 Management Systems

Internal Compliance Group

AV has established a cross-functional Conflict Mineral Compliance Group sponsored by Doug Scott, Senior Vice President and General Counsel, comprising representatives from our purchasing, subcontracts, legal and finance groups.  This Conflict Mineral Compliance Group is supported, as needed, by subject matter experts from relevant functions such as: purchasing, subcontracts and engineering.

The Conflicts Mineral Group is responsible for implementing our conflict minerals compliance strategy. Senior management is briefed about the results of our due diligence efforts on a periodic basis.

Supply Chain Review

To determine whether necessary 3TGs in our products originated in Covered Countries, we retained Assent to assist us in reviewing our supply chain.  We elected to conduct a survey of all our suppliers. It was deemed appropriate to not further filter this list based on the necessity of the presence of 3TGs in the products as AV could not definitively determine the presence or absence of 3TGs in all parts supplied to us for our products.

During the supplier survey, suppliers were contacted via the Assent Compliance Manager, a SaaS platform provided by Assent that enables its users to complete and track supplier communications as well as allow suppliers to upload completed EICC-GeSI forms directly to the platform for red flag assessment and management. Assent requested that suppliers complete the EICC-GeSI forms and included training and education on the completion of the EICC-GeSI form  in its mailing to suppliers.  All of these communications were monitored and tracked in Assent’s system for future reporting and transparency.

We received responses (via the Assent Compliance Manager) from 27.33% of the suppliers surveyed. We reviewed the responses against criteria developed to determine which required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported on the EICC/GeSI form. Assent worked directly with these suppliers to attempt to obtain revised responses.

Of the responses received, based on the criteria noted above, 60.87% of responses failed and were followed up on. Of the suppliers contacted for additional information and clarification, 20.95% responded, of which 43.18% are still working with Assent to provide sufficient information to be deemed as a pass and move on to the next stage.

Other Management Systems

We have also implemented the following management systems to support our conflict minerals compliance program:

•                  As we enter into new contracts, or our contracts renew, we are adding a clause to require suppliers to provide information about the source of 3TGs and smelters.

•                  We have, through Assent, (i) provided our suppliers with training on the Rule as well as our expectations regarding the responsible sourcing of conflict minerals, and (ii) leveraged our existing communications within individual suppliers, specifically procurement, to encourage their interactions with Assent as well as understand the requirement for completion. Feedback from this engagement has allowed us to enhance the training, focus and adapt it to each supplier’s needs. It has also allowed for our supplier communications to be more focused and ensure expectations are clear.

•                  We have multiple longstanding grievance mechanisms whereby employees and suppliers can report violations of AV’s policies, including with respect to conflict minerals.

•                  We have put in place a document retention policy to retain conflict minerals related documents, including supplier responses to EICC/GeSI forms.  All of the information and findings from this process are stored in a database that can be audited by internal or external parties.

3.3 Identify and assess risk in the supply chain

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers.

Risks and Red Flags are identified automatically in the Assent Compliance Manager system based on criteria established for supplier responses in the System.

Red Flag responses are addressed by Assent Compliance Supply Chain staff who contact the supplier, gather pertinent data and perform an assessment of the supplier’s conflict minerals status.

The primary risk we identified with respect to the reporting period ended December 31, 2013 related to the low supplier response rate and nature of the responses received. A large majority of the responses received provided data at a company or divisional level or  were unable to specify the smelters or refiners used for components supplied to AV. We were therefore unable to determine whether any of the smelters or refiners reported by the suppliers were the source of necessary 3TGs contained in components or parts supplied to us and to therefore validate that any of these smelters or refiners are actually in our supply chain.

3.4 Design and Implement a Strategy to Respond to Risks

Together with Assent, we have developed processes to assess and respond to the risks identified in our supply chain.  As discussed above, the primary risk we identified with respect to the reporting period ended December 31, 2013 related to the low supplier response rate and nature of the responses received.  To address this risk, as discussed above, Assent Compliance Supply Chain staff worked with our suppliers to provide better and more accurate data on the source and country of origin 3TGs in the products supplied to us.  We are continuing to engage with our suppliers and offer them suggestions as to how to effectively diligence their own supply chains and complete the EICC/GeSI form.

3.5 Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not have a direct relationship with any 3TG smelters or refiners and do not perform or direct audits of these entities within our supply chain.

3.6 Public Reporting on Supply Chain Due Diligence

We have published our Form SD for the year ended December 31, 2013 and this report in the Investor Relations section of our website at avinc.com.  Information found on or accessed through our website is not considered part of this report and is not incorporated by reference herein.  We have also publicly filed our Form SD and this report with the Securities and Exchange Commission.

4. Facilities, Country of Origin and Mines

4.1 Facilities Used to Process, and Country of Origin of, the Necessary Conflict Minerals in our Products

Based on our due diligence effort, we were unable to determine with reasonable assurance the country of origin of, or the facilities (i.e., the smelter or refinery) used to process, necessary 3TGs contained in our products in 2013.  This was due to, among other factors, a relatively low response rate from our suppliers and our inability to confirm, based on responses received, whether 3TGs identified by suppliers as originating from a specific country or smelter were supplied to us.

4.2 Efforts to Determine Mine or Location of Origin

Based on our due diligence effort, we were unable to determine with reasonable assurance the mine or location of origin of necessary 3TGs contained in our products in 2013.

5. Steps to be taken to mitigate risk

Since December 31, 2013, we have taken or intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary 3TGs in our products could benefit armed groups in the DRC or adjoining countries:

a.               Adopt  a conflicts mineral policy and appropriate revisions to AV’s Statement of Business Conduct and Ethics

b.               Include a conflict minerals clause in new or renewed supplier contracts.

c.                Engage with our suppliers and direct them to training resources to attempt to increase awareness of responsible sourcing of 3TGs, improve the response rate for the reporting period ending December 31, 2014 and improve the content of the supplier survey responses.